News Release TSX-V: PDO 11-12 June 09, 2011

PORTAL’S BIRDBEAR OIL PROJECT ADVANCES ON TIME AND ON BUDGET

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that the Phase I development program at the Salt Lake Birdbear project has advanced ahead of schedule and on budget.  The project covers six sections of land (3,200 acres) located near the town of Macklin in West central Saskatchewan. Four of the five wells in the Phase I program (two horizontal wells, one vertical well and one re-entry) have been drilled or re-entered with the last re-entry well operation expected to commence within a few days.

Completion operations and equipping for production is now underway.  Completion of the two horizontal wells, drilled with 881 and 963 meter length horizontal sections, will be a cost effective stimulation with 15% HCL acid and then brought on production as single well batteries.  Each of the horizontal wells drilled will qualify for the Province of Saskatchewan’s drilling incentive program with a maximum royalty of 2.5% on the first 100,000 barrels (16,000 m³) of oil production.

Recent activity has seen several major producers (Talisman, NuVista and Husky) drilling horizontal wells into the Birdbear formation on adjacent lands with 6 to 10 wells per section.  Initial production rates, based on public records, are in the range of 100 - 240 boe/day.  The Birdbear oil play is a carbonate/dolomite formation that correlates to the Nisku Formation in Alberta, locally the formation is shallow lying at a depth of approximately 800 meters with a pay zone of four to seven meters of approximately 12° API oil.

“The Salt Lake Birdbear oil project is a relatively low risk development opportunity that we anticipate will have low to moderate finding, development and operating costs coupled with the potential for additional follow up drilling locations,” stated David Hottman, Chairman, CEO and President.

Portal has closed the second and final tranche of a previously announced non-brokered private placement for aggregate gross proceeds of $2,481,500.

With offices in Calgary and Vancouver, Canada, Portal Resources is focused on the exploration, development and exploitation of oil and gas resources in North America.  Please refer to the Company’s website for additional information at: www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Timea Carlsen or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net